December 8, 2014

VIA EDGAR
Mr. Stephen Krikorian, Accounting Branch Chief Mr. Ryan Rohn, Staff Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd. Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 25, 2014 File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn,

This letter sets forth our responses to the comments contained in the letter dated November 7, 2014 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

B. Business Overview

Overview, page 31

1.	Please clarify your response to prior comment 1. In this regard, we note in your first paragraph that you intend to continue to disclose certain mobile user metrics on a quarterly basis and in your annual reports on Form 20-F in the future. In the second paragraph, you state that, ‘it is becoming and will continue to become increasingly difficult for us to separate PC and mobile, or search and non-search, in terms of their revenue streams.” These statements appear to conflict with each other. Please advise.

We respectfully clarify with the Staff that our response to prior comment 1 stated that: (i) we intended to continue to disclose certain operational data on a quarterly basis and in our annual reports on Form 20-F in the future and (ii) it is becoming and will continue to become increasingly difficult for us to separate PC and mobile, or search and non-search, in terms of their revenue streams.

We respectfully advise the Staff that there is a distinction between user metrics and financial metrics (such as revenue streams). User metrics do not necessarily have direct and/or indirect correlation with financial metrics. For example, we can clearly separate PC security users and mobile security users, and regularly disclose these data to the public. However, we offer both PC and mobile security products for free and these products generate no revenue directly by themselves. Therefore, knowing and disclosing PC and mobile security user metrics does not in any way reduce the difficulty for us to separate PC and mobile, or search and non-search, in terms of their revenue streams. As discussed in our previous response, we will offer “total” advertising solutions which serve as a total package rather than on an individual basis in the future, and as a result we may be unable to make substantial quantitative disclosure in our future filings regarding our search and mobile monetization.

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2.	Your disclosure states that you generated 681 million average daily clicks on your 360 Personal Start-Up Page in the fourth quarter of 2013. Please expand this disclosure to clarify your definition of daily clicks. That is, clarify if you generate revenue from each daily click.

We respectfully advise the Staff that we count a “click” when a user of our Personal Startup Page and its subpages clicks one of the links on those pages, which will normally lead the user to either an internal page, such as a subpage of Personal Startup Page, or to an external page on a third-party website. Not all clicks generate revenue for us, as (i) many clicks are on links that are not monetized and (ii) many clicks lead users to internal pages. We further advise the Staff that we will clarify this point in our future filings.

Critical Accounting Policies

Revenue Recognition

Internet Value-added Services, page 56

3.	Your disclosure indicates that net revenues from the sale of in-game currencies is deferred until the estimated consumption date. Please tell us your consideration of disclosing the consumption period. In addition, please clarify if these game services are exclusive or non-exclusive.

We respectfully advise the Staff that we apply a consistent policy with respect to estimation of consumption period and review it periodically. We believe that our current disclosure regarding estimation of consumption period disclosed on pages 56 and 57 of the 2013 Form 20-F is more meaningful than quantitative disclosure of the consumption period. However, we propose to revise the referenced paragraph on consumption period in future filings to enhance our disclosure as follows (revised portion in bold):

“Net revenues from the sale of in-game currencies is deferred until the estimated consumption date, (i.e. the estimated date that virtual items are sold within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenues generated by a game is insignificant. To date, we have never been required to pay, and we have never paid any cash refunds to game players or game developers as a result of the discontinuation of a game.

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Game revenue recognition involves certain management judgments, such as determination of who is the principal in providing game services to our users and estimating the consumption date of in-game currencies. We concluded that game developers are the principals based on the fact that the games are primarily hosted on the game developers’ servers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Therefore, we report such revenues on a net basis. In addition, we estimate the in-game currency consumption date based on the consumption behavior of the game players and our overall game portfolio for each reporting period. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in our portfolio mix of games or the user behavior patterns. The amount and timing of our game revenues could be materially different for any period if management made different judgments or utilized different estimates.”

We further respectfully advise the Staff that we believe quantitative disclosure of estimated consumption period may be misleading to the investors, as estimated consumption period may be affected by factors such as the following:

(i) Portfolio mix of games: As an open game platform, we may include additional types of games, such as PC games (including social games, small casual games, chess or card games) and mobile games. The consumption period for each type (or sub-type) of these games may be different and subject to change, and the change in consumption period for our overall game portfolio may merely reflect a change in our portfolio mix of games. As of the end of 2013, web games contributed the majority of IVAS revenues of our platform, while mobile games were still in early stages of monetization. However, due to the continuing ramp-up of mobile games, our portfolio mix of games will continue to change as well, which will lead to fluctuations in the consumption period for our overall game portfolio.

(ii) Monetization policy and marketing activity of individual game: For each game, the user behavior patterns can be significantly influenced by the monetization policy and marketing activity of the game. Because we operate an open platform for games as opposed to developing games on our own, game developers whose games are on our platform have substantial control over the timing and degree of monetization and marketing activity of their games. For example, if developers decide to launch an in-game marketing activity, then the consumption period will be relatively shorter.

As a result, the estimated consumption period is subject to significant change because our game portfolio may evolve rapidly due to the fast growth of our mobile games business. Additionally, we cannot to a large extent influence the consumption period of each individual game. As such, we believe that disclosing detailed numbers on estimated consumption periods may be misleading to our investors.

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We further advise the Staff that, in 2013, substantially all of our game services are non-exclusive. We will clarify the non-exclusive and/or exclusive nature of our game services in our future filings.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 64

Revenues, page 64

4.	We have reviewed your response to prior comment 5. Please address the following items:

•	We note your discussion under the first bullet point related to your mobile app store (360 Mobile Assistant) which you note commenced in 2013. Your response further indicates that revenue is generated on a cost per app download or cost per app activated basis. Please provide us with your analysis on how you determined to include revenue generated from your mobile app store as online advertising revenue. In this regard, it is unclear how mobile app downloads or activations would be considered online advertising. Specifically, tell us your consideration of separately identifying your revenue recognition policy for 360 Mobile Assistant on page F-23 and separately breaking out revenue related to your mobile app store in your table in Note 26 on page F-73. Refer to FASB ASC 280-10-50-40. In addition, tell us your consideration of separately discussing revenue from your mobile app store in your results of operations discussion beginning on page 64. Tell us your consideration of disclosing the number of app’s downloaded or activated for each period.

We respectfully advise the Staff that we generate revenue from our mobile app store (360 Mobile Assistant) in two general ways. First, some app/game developers, particularly mobile game developers, put their apps/games on our app store and enter into an in-app/in-game virtual items revenue sharing agreement with us. We book our net sharing portion as revenue, and classify as Internet value-added services revenue because payment is initiated by end users. Second, some other app developers list their apps on our app store and retain us to promote their apps through a banner ad or through category rankings. In these cases, the app developers will pay us direct promotional fees generally on a per app downloaded or activated basis. We classify these promotional fees as part of our mobile advertising revenue because payment is initiated by the app developers.

With respect to the Staff’s question: “it is unclear how mobile app downloads or activations would be considered online advertising”, we respectfully advise that users typically don’t pay for app downloads from 360 Mobile Assistant or other Android app stores in China. This is fundamentally different from the United States market, where users generally pay for app downloads from Google and other app stores. In the PRC market, mobile app developers typically pay app stores to promote their apps on a cost per download/activation basis. This model is very similar to PC website operators paying search engines and site portal to promote their websites through links and keywords on a cost per action basis. As a result, in the context of the Company’s business, mobile app downloads and activations should be considered online advertising.

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As a result, revenue generated from 360 Mobile Assistant is classified as online advertising and/or Internet value-added services depending on the nature of service provided. Our revenue recognition policies for both online advertising and Internet value-added services have been disclosed on pages 56 and 57 of our Form 20-F for 2013. Such disclosure is also applicable to revenue recognition in 360 Mobile Assistant. We have applied FASB ASC 280-10-50-40 in our related disclosure because 360 Mobile Assistance is not a separate service from our online advertising and Internet value-added services.

We will add discussion similar to the above paragraph in the results of operations discussion section in our future annual filings to help readers better understand the business model of our app store. However, we will not disclose the number of apps downloaded and/or activated for each period because there is neither a reliable third party who tracks such statistics nor an industry norm for the definition of downloads or activations. For example, certain industry players consider the download of a video/song from an app store as an effective download, while others do not. Similarly, certain industry players consider updating an existing app as an effective download, while others do not. We believe that due to the lack of an industry standard in statistics related to downloads and activations, such data is not meaningful and may be misleading in certain cases in terms of helping investors understand the real operational trends and competitive landscape of the industry.

•	Your disclosure on page 64 indicates that the increase in your online advertising customers was mainly due to the ramp-up in search monetization. This disclosure does not appear to provide the reader the ability to identify the material sources of the increase. That is, it is unclear what factors resulted in the ramp-up in search monetization. In addition, your response under the first bullet point indicates that the effectiveness of your advertising links are typically measured by active users, clicks, transactions and other actions originated from your platform products. Your response also identifies cost per click, cost per page view and cost per transaction metrics. Please tell us your consideration of disclosing these various metrics to explain the increase in your revenues from online advertising.

We respectfully advise the Staff that we will add the following qualitative disclosure to help readers better understand the drivers behind the ramp of our search monetization.

“We started our PC search monetization at the beginning of 2013, with several important drivers supporting the ramp-up of this business. First, the continued growth of our PC search traffic provides fundamental support to monetization. The more search traffic and user activities there are on our search engine, the more likelihood that users may click one of the advertising links on the search result page. Advertisers pay for such clicks. Second, we have been continuously expanding our search customer base since we started monetization, which drives our revenue growth. Third, we have been gradually improving the efficiency of our search monetization back-end system. This improvement results in better matching between the organic search results and the displayed advertising links. Better matching generally leads to better click-through rates of the advertising links and better conversion rates in customers’ business activities, which in turn should drive higher unit price for our search advertising links.”

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The effectiveness of our advertising links are typically measured by active users, clicks, transactions and other actions originated from our platform products, and our advertising customers generally pay us on cost per click, cost per page view, cost per transaction, and other performance metrics. However, we respectfully advise the Staff that we will not disclose such metrics in future filings because they are extremely commercially sensitive internal operating metrics. Making such data public will severely hurt our competitive position and damage our capability to conduct our normal course of business, which we do not believe to be in the best interest of our shareholders. We also believe keeping such commercially sensitive data internal is a widely adopted practice by Internet companies worldwide.

•	We note your proposed disclosures in response to the fourth bullet point. Please also clarify future filings if you believe your revenue growth is a trend that should be discussed. In this regard, we note your revenues from online advertising increased by 88.3% and revenues from Internet value-added services increased by 144.6%. Refer to Section III.B.3 of SEC Release 33-8350.

We respectfully advise the Staff that in future filings we will discuss detailed revenue growth in past and current periods based on actual financial results and industry trends. However, we respectfully submit that we will not make forward-looking statements regarding our revenue growth in future period. We have discussed the material uncertainties related to our future revenue growth trends in the Risk Factors section of our previous annual reports (see pages 6 through 10 of our annual report for the fiscal year ended December 31, 2013 filed with the Commission on April 25, 2014) and will continue to do so in our future filings.

Cost of Revenues, page 64

5.	We note your response to prior comment 6. Please clarify if you plan to include your discussion included in the response that explains the increase in your cost of revenues as a percentage of your total revenues.

We respectfully advise the Staff that we will provide disclosure on the fluctuation in our cost of revenues as set out in our response to to prior comment 6. However, we respectfully submit that we believe that a simple analysis of cost of revenues as a percentage of our total revenues would not provide an accurate or meaningful illustration of such fluctuation for the following reasons:

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(i) Our cost of revenues primarily consist of business tax, value-added tax and related surcharges, payment collection costs, costs of bandwidth and utilities, depreciation of equipment and other costs. However, these costs contain fixed portions which would not fluctuate in line with changes in our total revenues.

(ii)  Our total revenues and costs of revenues are affected by changes in our revenue mix. As we further expand our business, our revenue mix may continue to change, which would affect our results of operations for future periods. Our cost of revenues as a percentage of our total revenues may change in line with the change in our revenue mix.

As a result, we believe it is more meaningful to provide an analysis of our revenue mix and components of our cost revenues, rather than a simple analysis of cost of revenues which would not accurate convey the underlying changes in our business.

Income Tax Expense, page 65

6.	We have reviewed your response to prior comment 10. Please tell us your consideration of discussing the significant reconciling items from your table on page F-53, including the information provided in your response to prior comment 10 to discuss your income tax expense.

We respectfully advise the Staff that we will discuss the significant reconciling items from the tax reconciliation table included in our consolidated financial statements and propose to revise the referenced disclosure (in italics) under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations – Income Tax Expenses” in future filings in the following manner:

“Our effective tax rate for the years ended December 31, 2012 and 2013 was approximately 19%. Our effective tax rate for these two years was lower than the PRC statutory EIT rate of 25% primarily due to effect of income tax holidays and preferential tax rates enjoyed by certain of our PRC entities, which was partially offset by the tax benefit related to the net operating loss of our Cayman Islands holding company not being utilized. Our income tax expenses increased from $11.4 million in 2012 to $23.4 million in 2013, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2012 to 2013.”

B. Liquidity and Capital Resources

Operating Activities, page 67

7.	We note your response to prior comment 8. Your proposed disclosures appear to provide a total net change in working capital items, rather than a discussion of the underlying reasons for changes in working capital items that affect operating cash flow. Your disclosures should discuss the significant changes in the period, for example, the increase in prepaid expenses and the decrease in accrued expenses in 2013. Refer to Section IV.B.1 of SEC Release 33-8350.

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We propose to revise the referenced disclosure under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources– Operating Activities” in future filings in the following manner (additions in bold):

“[Disclosure for financial year 2014].

For 2013, net cash provided by operating activities of $210.2 million was primarily attributable to our net income of $97.8 million, adjusted by non-cash items of (i) share-based compensation expense of $121.1 million, which included a one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders, (ii) depreciation and amortization of $42.6 million from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) impairment of long-term investments of $5.0 million, (iv) loss on equity method investments of $2.7 million and (v) miscellaneous non-cash expenses of $3.5 million, partially offset by (i) a decrease in cash from working capital items of $46.7 million and (ii) disposal of long-term investments of $15.8 million. The net decrease in cash from working capital items was primarily due to the payment for land use rights of $72.9 million in accordance with the contractual payment schedule and increases in accounts receivable and prepaid expenses and other current assets all in line with and as a result of the growth of our business, partially offset by increases in accounts payable, deferred revenue and accrued expenses and other current liabilities due to our fast growth in our online advertising and game services.

For 2012, net cash provided by operating activities of $117.8 million was primarily attributable to our net income of $46.5 million, adjusted by non-cash items of (i) share-based compensation expense of $50.6 million, (ii) depreciation and amortization of $16.5 million, (iii) impairment of long-term investments of $2.3 million, (iv) loss on equity method investments of $4.8 million and (v) an increase in cash from working capital items of $4.3 million, partially offset by (i) gain on disposal of long-term investments of $4.8 million and (ii) miscellaneous expenses of $2.4 million. The net increase in cash from working capital items was primarily due to the increases in accrued expenses and other current liabilities as a result of the growth of our business and increases in deferred revenue due to increase in recharge amount of our game related business, partially offset by the payment for land use rights of $14.1 million in accordance with the contractual payment schedule and increases in accounts receivable and prepaid expenses and other current assets as a result of the growth of our business.”

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We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact me at +86 18601926800, or Fan Zhang, our General Counsel at +86 18910151329, or our U.S. counsel, Kirkland & Ellis, attention: David Zhang at +852 37613318 (office) or +852 91248324 (mobile). Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By: /s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Co-Chief Financial Officer

cc:	Fan Zhang, General Counsel of Qihoo 360 Technology Co. Ltd.
David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis
Steve Lin, Esq., Kirkland & Ellis
Jeffrey Fu, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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